1611 Telegraph Ave, Suite 1450	www.asyousow.org
Oakland, CA 94612	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation

Name of persons relying on exemption: As You Sow

Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Exxon Mobil Corporation

Vote Yes: Item #8 - Petrochemical Resiliency Risk Proposal

Annual Meeting: May 29, 2019

CONTACT: Lila Holzman | lholzman@asyousow.org

SUMMARY

Physical risks associated with climate change are increasing faster than previously predicted, as demonstrated by heightened storm intensity and frequency, as well as rising sea levels in regions like the Gulf Coast. Exxon has announced plans to significantly expand new petrochemical infrastructure in Gulf Coast areas that are already being affected by climate impacts. Given the highly toxic chemicals involved in petrochemical operations (including benzene, volatile organic compounds, and sulfur dioxide), the location of these investments in the Gulf Coast poses significant risks to the company, local communities, and the environment. Disruptions in plant operations, such as those experienced by Exxon during Hurricane Harvey, frequently result in upsets and equipment malfunctions and release of toxic chemicals beyond permitted levels. Exxon was noted as being the source of some of the largest pollution leaks during Hurricane Harvey.

Shareholders require specific information to assess whether Exxon is sufficiently prepared for the increased likelihood of such events and how the company plans to mitigate such public health and environmental impacts as it continues to develop infrastructure in areas at risk of experiencing climate-induced extreme weather and sea level rise.

THE PROPOSAL

The Proposal asks Exxon to publish a report on the public health hazards from petrochemical operations caused by increasing extreme weather disruptions and to assess and disclose the risks associated with climate change.

2019 Proxy Memo
Exxon Mobil Corp. | Petrochemical Resiliency Risk Proposal

RATIONALE FOR A “YES” VOTE

1)	Exxon’s increasing investments in petrochemical infrastructure projects expose the company to growing climate risks. Exxon’s plans to substantially expand petrochemical investments in regions that are acutely exposed to climate change risks make the Company vulnerable to experiencing hazardous leaks and causing harms to human health and the environment. These risks could lead to litigation, financial penalties, regulatory action, reputational damage, loss of social license to operate, and significant repair and clean-up costs that adversely impact shareholder value.

2)	Exxon does not provide shareholders with sufficient analysis and disclosure on managing its growing risk. The Company states it is aware of climate change and its risks, but it has not adequately described plans to address the increasing risks its own operations face in sensitive areas. The Company’s references to existing high-level and generalized risk management protocols are insufficient to assess if Exxon is preparing to adequately mitigate and prevent the growing risks that climate change poses to its current and planned petrochemical investments.

3)	Risks from physical impacts of climate change are increasingly recognized by financial & regulatory institutions. The business community, investment analysts, the accounting community, and others have acknowledged the need for companies to address physical risks posed by climate change.

DISCUSSION

1)	Exxon’s increasing investments in petrochemical infrastructure projects expose the company to growing climate risks. Climate change presents increasing risk in the magnitude and variety of harms caused to companies globally through the disruption of operations, damage to infrastructure, and related pollution releases that cause harm to communities and the environment. A study published by Nature projects $30 trillion in avoided damages globally by keeping global warming under a 1.5-degree target;[1] the recent National Climate Assessment projects damages of hundreds of billions of dollars to just the U.S. economy by the end of the century.[2] Hurricane Harvey, which resulted in major petrochemical infrastructure damage and significant hazardous chemical releases, is calculated to have caused $125 billion worth of damage.[3] In a press release, Exxon stated that Hurricane Harvey cost the Company an estimated $250 million.[4]

In spite of such impacts, Exxon has announced major investments of more than $20 billion for Gulf Coast-based projects over a 10-year period through an initiative the Company is calling ‘Growing the Gulf.’5 The announced investment will massively build out petrochemical infrastructure along the Gulf Coast, constructing and expanding eleven different manufacturing facilities including a new crude-processing unit, polyethylene production units, increased capacity at units in Beaumont and Baytown, and new ventures in San Patricio and Sabine Pass—all located on the water line on the Gulf Coast of Texas.6 Existing and proposed petrochemical projects have the potential to create major liability during extreme weather events.

1 https://www.theguardian.com/environment/2018/may/23/hitting-toughest-climate-target-will-save-world-30tn-in-damages-analysis-shows

2 https://nca2018.globalchange.gov/

3 https://www.environmentalintegrity.org/wp-content/uploads/2018/08/Hurricane-Harvey-Report-Final.pdf, p. 29

4 https://corporate.exxonmobil.com/news/newsroom/news-releases/2018/0202_exxonmobil-earns-over-19-billion-in-2017-and-over-8-billion-in-fourth-quarter

5 https://corporate.exxonmobil.com/energy-and-environment/where-we-work/growing-the-gulf/20-billion-gulf-investment-to-create-tens-of-thousands-of-high-paying-jobs#beaumont

6 https://corporate.exxonmobil.com/energy-and-environment/where-we-work/growing-the-gulf/20-billion-gulf-investment-to-create-tens-of-thousands-of-high-paying-jobs#goldenPassProducts

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2019 Proxy Memo
Exxon Mobil Corp. | Petrochemical Resiliency Risk Proposal

Physical damage that occurs from flooding can result in major hazardous leaks, impacting local communities. The Center for International Environmental Law (CIEL) recently published a report noting the extent to which petrochemical refining operations use and produce hazardous pollutants that cause health impacts, including cancer, reproductive and birth defects, etc. The report emphasizes that fenceline communities are especially at risk, and that the risk is exacerbated by extreme weather events. During Hurricane Harvey roughly one million pounds of dangerous air pollutants like benzene, 1,3-butadiene, sulfur dioxide, and toluene were released by local refineries and plants.7 Exxon was noted as being the source of some of the largest pollution leaks during Hurricane Harvey indicating that the Company may be ill-prepared to manage the risks posed by climate change. Exxon’s Baytown refinery had the fourth largest reported storm-related pollution in the Houston area during Hurricane Harvey: 561,240 pounds.8 Volatile organic compounds released totaled 234,565 pounds—also the fourth largest of any company in the area.9 Following Harvey, community members reported health impacts such as skin infections, respiratory illness, nausea, and headaches, among others. Some health impacts may be long-term and worse than captured by initial reports.10,11

Exxon is already facing civil legal action regarding the emerging issue of climate resiliency. In early 2019, a judge in a Boston federal court allowed a lawsuit by the Conservation Law Foundation to move forward seeking $110 million for Exxon’s failure to fortify an oil storage facility to withstand the physical impacts of climate change. Increasingly intense storms have demonstrated the facility’s inadequacies and put local residents at risk of exposure to hazardous chemicals.12 Such events not only cost shareholders, but create reputational damage and the potential for loss of the company’s social license to operate. In recent years, several civil society groups representing local communities have begun to mobilize in opposition to petrochemical projects throughout the Gulf Coast. Groups like the Louisiana Bucket Brigade collect data on violations committed by petrochemical companies, detailing amounts of pollutants such as benzene that have been leaked as a result of plant malfunctions. Unless Exxon is able to address the community impacts of its petrochemical operations, especially during major storms, its risk of regulatory attention, fines, and even loss of social license increases. Investors believe that working to mitigate and avoid such disasters before they occur is critical to obtaining community trust.

7 https://www.ciel.org/wp-content/uploads/2019/02/Plastic-and-Health-The-Hidden-Costs-of-a-Plastic-Planet-February-2019.pdf, p. 17-22

8 https://www.environmentalintegrity.org/wp-content/uploads/2018/08/Hurricane-Harvey-Report-Final.pdf, p.12

9 https://www.environmentalintegrity.org/wp-content/uploads/2018/08/Hurricane-Harvey-Report-Final.pdf, p.14

10 https://www.politico.com/story/2017/08/29/hurricane-harvey-chemical-danger-242142

11 https://www.apnews.com/e0ceae76d5894734b0041210a902218d

12 https://www.wbur.org/news/2019/03/13/exxonmobil-conservation-law-foundation-lawsuit-moves-forward

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2019 Proxy Memo
Exxon Mobil Corp. | Petrochemical Resiliency Risk Proposal

2)	Exxon does not provide shareholders with sufficient analysis and disclosure on managing its growing risk. Despite clear risks, Exxon provides investors with minimal discussion of its physical risks from climate change. In Exxon’s last CDP disclosure in 2017 (it declined to report to CDP in 2018), the Company merely states that it “is aware of the risks posed by extreme weather events and recognizes the risks that climate change could potentially introduce” and that “risks are mitigated with appropriate contingency planning and the application of a comprehensive risk management system.”[13] Similarly vague and non-descriptive language is offered by Exxon in its 2019 Energy and Carbon Summary report[14] and its 10-K.[15] Exxon refers to a risk management system it uses called Operations Integrity Management Systems (OIMS) that is aimed at addressing “all aspects of its business that can impact personnel and process safety, security, health, and environmental performance.”[16] However, the OIMS lacks any specific focus on the dynamic and evolving issue of climate change, especially with regard to the Gulf Coast, and fails to adequately incorporate or describe necessary strategies to mitigate the unique risks posed. The high-level information provided lacks critical information needed by investors in the face of such significant and rapidly-changing risks. This lack of transparency is especially worrisome considering Exxon’s large pollution leaks and loss of earnings during Hurricane Harvey, which underscore how Exxon’s current risk management strategy is inadequate. For instance, the company does not: identify which of its current and planned facilities are in areas at high risk of experiencing climate-related severe weather events, provide assumptions made and models used to evaluate how climate change will affect its Gulf Coast facilities, report estimated emissions from unplanned upsets such as those that occur during hurricanes, outline strategies to communicate with key local stakeholders during emergency situations, or describe measures taken to minimize health impacts of associated chemical releases. While some information on major spills must be reported to state and federal governments, companies are not required to report this to counties. Furthermore, state governments can suspend environmental protections during extreme weather events as occurred in Texas during Harvey, leaving communities increasingly vulnerable.[17] As such, relying on required reporting can leave communities in the dark about the health risks they face; companies should therefore improve disclosures beyond what is required by law to retain and improve the goodwill and trust of local communities and governments and to indicate to shareholders the type of best management practices in place. As the risks of climate change become more apparent and urgent, shareholders require robust analysis and transparent disclosure of risks and company mitigation strategies in order to make appropriately informed investment decisions.

3)	Risks from physical impacts of climate change are increasingly recognized by financial & regulatory institutions. Recently, awareness has grown regarding the financially crippling physical risks of climate change and how quickly impacts can escalate. The unexpected PG&E bankruptcy due to wildfires underscores this growing risk which the Wall Street Journal labelled “the first climate-change bankruptcy.”[18]

Insurance companies are also becoming more acutely aware of climate-specific risks related to insuring companies, especially in areas subject to greater climate impacts such as hurricanes and flooding. Swiss Re has published a report on the rapidly growing costs of natural disasters, which reached $337 billion in 2017; Lloyd’s of London cited natural disasters for its first loss in six years; and AXA has spoken out saying that major global warming would make the world uninsurable this century.19 BlackRock, the world’s largest asset manager, with $6 trillion in assets under management, released a report in April of 2019 on its assessment of physical climate risks, noting: “Our early findings suggest investors must rethink their assessment of vulnerabilities. Weather events such as hurricanes and wildfires are underpriced in financial assets.”20

13 Exxon CDP report 2017. Section CC5.1b

14 https://corporate.exxonmobil.com/-/media/Global/Files/energy-and-carbon-summary/Energy-and-carbon-summary.pdf, p.33

15 https://ir.exxonmobil.com/static-files/37b7e1b7-620b-4248-a329-f2e152b4d7c3, p.4

16 https://corporate.exxonmobil.com/energy-and-environment/tools-and-processes/risk-management-and-safety/operations-integrity-management-system

17 https://www.npr.org/2018/08/30/638936124/lawsuit-alleges-chemical-companies-should-prepare-for-unprecedented-storms

18 https://www.wsj.com/articles/pg-e-wildfires-and-the-first-climate-change-bankruptcy-11547820006

19 https://www.ft.com/content/0f530242-02c1-11e9-9d01-cd4d49afbbe3

20 https://www.blackrock.com/us/individual/literature/whitepaper/bii-physical-climate-risks-april-2019.pdf

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2019 Proxy Memo
Exxon Mobil Corp. | Petrochemical Resiliency Risk Proposal

Given that the National Oceanic and Atmospheric Administration (NOAA) estimated that Hurricane Harvey costs totaled $125 billion, it is unsurprising that major institutions are increasingly acknowledging the vast financial risks posed by physical climate change impacts.21 The World Economic Forum announced that extreme weather is one of its top economic risks for 2019,22 and the U.S. Fourth National Climate Assessment, published in 2018 in coordination with 13 federal agencies, stated that “without adaptation, climate change will continue to degrade infrastructure performance over the rest of the century, with the potential for cascading impacts that threaten our economy, national security, essential services, health and well-being.”23

RESPONSE TO EXXON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Exxon’s Board of Directors (“the Board”) recommends a vote against the shareholder proposal, arguing that the current OIMS risk management system the Company has in place is sufficient to deal with resiliency to “extreme weather conditions” and has proven effective in the past. Not only has this not been the case in the recent past, climate science makes clear that future weather patterns will be different from the past - moving into a paradigm that is more extreme and destructive, erratic and unpredictable. New weather paradigms lead to a need for enhanced analysis and new approaches to minimize risks to Companies’ assets.

While the Board’s Statement claims that Exxon’s “proven effective” management system takes into consideration “physical risks such as flooding and storms” among the many risks the Company might face, recent events call this assumption into question, and there is no mention of how climate change factors into such consideration. As noted, alarming chemical releases that occurred during Hurricane Harvey demonstrate that Exxon’s current risk management systems are not sufficient to responsibly manage extreme weather events, especially as these intensify in the future. Climate change factors are of significant concern to investors and require deeper explanation than what Exxon has provided in order to more fully inform shareholders about Company preparation and adaptation for these evolving risks.

While Exxon’s community aid during Hurricane Harvey, as mentioned by the Board, is laudable, that is not the subject of this Proposal. Shareholders here ask that Exxon appropriately assess, strategize, and plan for growing climate impacts and how to avoid hazardous spills that could seriously damage the health and well-being of communities where it operates. As such, investors desire a more comprehensive and transparent strategy from Exxon to robustly demonstrate the management of new risks that climate change poses including appropriate consideration of local community safety.

21 https://coast.noaa.gov/states/fast-facts/hurricane-costs.html

22 https://www.forbes.com/sites/mikescott/2019/02/17/what-do-investors-want-to-know-about-your-sustainability-strategy-now-companies-have-a-guide/#59f4f9d63dfd

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2019 Proxy Memo
Exxon Mobil Corp. | Petrochemical Resiliency Risk Proposal

CONCLUSION

Vote “Yes” on this Shareholder Proposal regarding the Company’s resiliency efforts to limit public health impacts of building out hazardous petrochemical infrastructure in high-risk climate-affected areas.

Exxon is investing billions in the construction and expansion of petrochemical infrastructure projects in regions that are in acute danger of exposure to increasing climate risk such as destructive weather and flooding. Shareholders urge strong support for this proposal, which will bring increased transparency on a significant and emerging business risk facing the company.

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For questions, please contact Lila Holzman, Energy Program Manager, As You Sow, lholzman@asyousow.org
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